January 27, 2009

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Xiom Corp. File No. 333-71748
Form 10-KSB for the Fiscal Year ended September 30, 2008

Dear Mr. O’Brien:

We received your letter of January 15, 2009, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

1.           It does not appear that your management has performed its assessment of internal control over financial reporting as of September 30, 2008. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. If you management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In performing your evaluation, you may find the following documents helpful:

•
the Commission's release Amendments to Rules Regarding Management's Report on internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 16). You can find this release at: http://www.sec/rules/final/2007/33-8809.pdf;

•
the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act 011934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rule/interp/2007/33-88/10.pdf; and

•	the “Sarbanes-Oxley Section 404 - A Guide for Small Business” brochure at: (http://www.sec. Gov/info/smallbus/404guide/shtml).

Response:

We have amended Item 8a included in our Annual Report on Form-10KSB for the year ended September 30, 2008 and deleted the statement that management and the chief executive officer/chief financial officer conducted an evaluation of internal control over financial reporting as of September 30, 2008 and replaced it with a statement indicating that management and the chief executive officer/chief financial officer has performed an assessment of internal control over financial reporting as of September 30, 2008.

2.          In addition, please revise the disclosure controls and procedures section in Item 8a to clearly state whether management has concluded that such controls were ineffective. Further, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your' disclosure as appropriate. Please note that the failure to perform management’s assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidence/regs-kinterm.htm.

Response:

We have revised Item 8a included in our Amendment #1 to Form-10KSB for the year ended September 30, 2008 to indicate that management and the chief executive officer/chief financial officer has performed its assessment of internal control over financial reporting as of September 30, 2008 and concluded that our disclosure controls and procedures were ineffective.

We did perform an assessment of internal control over financial reporting as of September 30, 2008 as indicated in our response to Comment #1 above although we did not characterize such action properly in Item 8a in our original Form 10-KSB filing. However, the absence of appropriate disclosure in that original filing regarding the performance of such assessment does not impact the conclusion of management and the chief executive officer/chief financial officer that our disclosure controls and procedures were ineffective as disclosed in Item 8a in the Amendment #1 to Form-10KSB for the year ended September 30, 2008.

This letter responds to all comments contained in your letter of January 15, 2009.

Notwithstanding, the comments of the Commission, we acknowledge that:

▪           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing
▪           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
▪           The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Andrew Mazzone
Andre Mazzone
Chief Executive Officer and Chief Financial Officer